UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): September 30, 2019

FIG PUBLISHING, INC.

(Exact name of issuer as specified in its charter)

Delaware	47-5336565
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

949 SW Macadam Ave, Suite 60, Portland, OR 97239

(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (415) 689-5789

Title of each class of securities issued pursuant to Regulation A:

Fig Game Shares – PSY2, a series of non-voting preferred stock, par value $0.0001 per share.

Fig Game Shares – Wasteland 3, a series of non-voting preferred stock, par value $0.0001 per share.

Fig Game Shares – Pillars of Eternity II, a series of non-voting preferred stock, par value $0.0001 per share.

Fig Game Shares – Phoenix Point, a series of non-voting preferred stock, par value $0.0001 per share.

Item 9.	Other Events

As previously disclosed by Fig Publishing, Inc. (“Fig”) in its Form 1-U filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 2, 2019, Fig completed transactions with Microsoft Corporation (“Microsoft”) in July 2019, pursuant to which Fig received $2,295,000 from Microsoft in connection with the video game Wasteland 3; $1,035,000 from Microsoft in connection with the video game Psychonauts 2; and $315,000 from Microsoft in connection with the previously released video game Pillars of Eternity II: Deadfire. In exchange, Fig’s license agreements with the developers of each of Wasteland 3, Psychonauts 2 and Pillars of Eternity II: Deadfire, which provided Fig with, among other things, the rights to publish or co-publish those games, were terminated. Fig had previously offered and sold, pursuant to Regulation A under the Securities Act of 1933 (“Reg A”), the following securities: Fig Game Shares – Wasteland 3, the holders of which have certain rights to share in revenue received by Fig from Wasteland 3; Fig Game Shares – PSY2, the holders of which have certain rights to share in revenue received by Fig from Psychonauts 2; and Fig Game Shares – Pillars of Eternity II, the holders of which have certain rights to share in revenue received by Fig from Pillars of Eternity II: Deadfire. Based on the particular revenue-sharing rights provided to holders of shares of each of these three separate series of Fig Game Shares, Fig declared, and as of September 18, 2019 had distributed, dividends to the holders of such Fig Game Shares in approximately the following aggregate amounts: $1,950,750 to the holders of Fig Game Shares – Wasteland 3; $879,750 to the holders of Fig Game Shares – Psychonauts 2; and $314,186 (consisting of the amounts received from Microsoft and dividends accrued from game sales but not yet paid) to the holders of Fig Game Shares – Pillars of Eternity II. (Separately, Fig has already distributed a total of approximately $487, 205 of dividends to holders of Fig Game Shares – Pillars of Eternity II, which is the only one of the three games to have previously been launched and to have been earning revenue.) (Approximately two-thirds of the total distribution in respect of Wasteland 3 was made to accredited investors who held their interests in Fig’s Wasteland 3 revenue in the form of limited liability company units issued by a subsidiary of Fig, called Fig WL3 LLC, rather than in the form of Fig Game Shares – Wasteland 3. Fig raised funds in support of Wasteland 3 both by issuing Fig Game Shares – Wasteland 3 under Reg A and by having its subsidiary issue units to accredited investors under Regulation D under the Securities Act of 1933. The amount of the total distribution made to accredited investor unit holders was proportional to the amount of the total funds raised in support of Wasteland 3 that came from the unit offering.)

Following the distribution of the dividends referred to above, effective September 30, 2019 Fig cancelled all of the outstanding Fig Game Shares – Wasteland 3, Fig Game Shares – PSY2 and Fig Game Shares – Pillars of Eternity II, consistent with the terms governing each of these three separate series of Fig Game Shares as set forth in the respective Certificates of Designations establishing each such series.

As a consequence of the cancellation of Fig Game Shares – Wasteland 3, Fig Game Shares – PSY2 and Fig Game Shares – Pillars of Eternity II, the only securities previously offered and sold by Fig pursuant to Reg A which remain outstanding are the outstanding shares of Fig Game Shares – Phoenix Point. As of the date hereof, these Fig Game Shares are held of record (as defined in Rule 12g5-1 under the Securities Exchange Act of 1934) by 253 persons, none of whom are free to trade their securities under the terms of such securities.

The duty imposed on Reg A issuers to file ongoing public reports may be suspended if, as to each class of an issuer’s Reg A securities outstanding, such securities are held of record by less than 300 persons and the issuer files with the SEC an exit report on Form 1-Z under Reg A. See Rule 257(d)(2) under the Securities Act of 1933. Promptly after the filing of this Form 1-U, Fig intends to file its exit report under Form 1-Z and cease reporting publicly under Reg A. Because of limitations on the extent of information Fig may provide in the Form 1-Z itself, the following is offered as a clarification to all readers of the Form 1-Z as to the basis of the filing of the 1-Z:

Dates of qualification of Fig’s offering statement and post-qualification amendments, as to each of the four series:	September 29, 2016 (Fig Game Shares -- PSY2) March 17, 2017 (Fig Game Shares -- Wasteland 3) May 10, 2017 (Fig Game Shares -- Pillars of Eternity II) June 12, 2017 (Fig Game Shares – Phoenix Point)

Dates of commencement of the offering, as to each of the four series:	September 29, 2016 (Fig Game Shares -- PSY2) March 17, 2017 (Fig Game Shares -- Wasteland 3) May 10, 2017 (Fig Game Shares -- Pillars of Eternity II) June 12, 2017 (Fig Game Shares – Phoenix Point)

Amounts of securities qualified to be sold, as to each of the four series:	$3,000,000 (Fig Game Shares -- PSY2) $1,250,000 (Fig Game Shares -- Wasteland 3) $2,250,000 (Fig Game Shares -- Pillars of Eternity II) $500,000 (Fig Game Shares – Phoenix Point)

Amounts of securities sold, as to each of the four series:	$628,000 (Fig Game Shares -- PSY2) $492,000 (Fig Game Shares -- Wasteland 3) $1,532,000 (Fig Game Shares -- Pillars of Eternity II) $495,500 (Fig Game Shares – Phoenix Point)

Price per security, as to each of the four series:	$500 (Fig Game Shares -- PSY2) $1,000 (Fig Game Shares -- Wasteland 3) $1,000 (Fig Game Shares -- Pillars of Eternity II) $500 (Fig Game Shares – Phoenix Point)

Portion of aggregate sales of securities attributable to securities sold on behalf of issuer, as to each of the four series:	100% (Fig Game Shares -- PSY2) 100% (Fig Game Shares -- Wasteland 3) 100% (Fig Game Shares -- Pillars of Eternity II) 100% (Fig Game Shares – Phoenix Point)

Portion of aggregate sales of securities attributable to securities sold on behalf of selling securityholders, as to each of the four series:	0 (Fig Game Shares -- PSY2) 0 (Fig Game Shares -- Wasteland 3) 0 (Fig Game Shares -- Pillars of Eternity II) 0 (Fig Game Shares – Phoenix Point)

Fees in connection with the offerings and names of service providers:
Underwriters:	As to all four series, none.
Sales Commissions:	As to all four series, none.
Finders’ Fees	As to all four series, none.
Audit:

As to all four series, services provided by Marcum LLP, in the following amounts:

$75,000 (Fig Game Shares – PSY2)

$5,000 (Fig Game Shares – Wasteland 3)

$5,000 (Fig Game Shares – Pillars of Eternity II)

$5,000 (Fig Game Shares – Phoenix Point)

Legal:

As to all four series, services provided by Ellenoff Grossman & Schole LLP, in the following amounts:

$500,000 (Fig Game Shares – PSY2)

$40,000 (Fig Game Shares – Wasteland 3)

$40,000 (Fig Game Shares – Pillars of Eternity II)

$40,000 (Fig Game Shares – Phoenix Point)

Promoters:	As to all four series, none.
Blue Sky Compliance:

As to all four series, services provided by Ellenoff Grossman & Schole LLP, in the following amounts:

$25,000 (Fig Game Shares – PSY2)

$5,000 (Fig Game Shares – Wasteland 3)

$5,000 (Fig Game Shares – Pillars of Eternity II)

$5,000 (Fig Game Shares – Phoenix Point)

Net proceeds to issuer, as to each of the four series:	$28,000 (Fig Game Shares -- PSY2) $442,000 (Fig Game Shares -- Wasteland 3) $1,482,000 (Fig Game Shares -- Pillars of Eternity II) $445,500 (Fig Game Shares – Phoenix Point)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIG PUBLISHING, INC.

Date: September 30, 2019	By:	/s/ Justin Bailey
Justin Bailey
Chief Executive Officer

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